BART AND ASSOCIATES, LLC

Attorneys at Law

January 18, 2017

Via SEC Edgar Submission

Hillary Daniels

Brigitte Lippmann

John Reynolds, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

RE:	New Age Beverages Corporation
Registration Statement on Form S-1
Filed December 22, 2016
File No. 333-215267

Dear Mr. Reynolds:

The Company has reviewed your comment letter, and has provided the following answers and corrections to the issues raised in your comments. We have listed each of your comments below, in order, and have responded below each comment.

Unaudited Pro Forma Combined Financial Statements

For the Nine Months ended September 30, 2016 and the year ended December 31, 2015, page 11

Comment 1: The amount of general and administrative expenses in the column reflecting the Xing Group’s results of operations for the six months ended June 30, 2016 of $1,217,683 does not agree the amount reflected in the Xing Group’s financial statements included on page F-42 of $1,396,512. Please reconcile and revise these amounts. Also the Xing Group’s total operating expenses, income from operations and net income on page 11 should be similarly revised to agree to the Xing Group financial statements on page F-42.

Answer to Comment 1: The Company acknowledges the Staff’s comment, and the table on page 11 of the amended registration statement has been revised in response to the Staff’s comment.

Comment 2: We note your response to comment 3. It is unclear how the pro forma adjustment to weighted average shares for the Xing Group acquisition of 2,873,583 shares was determined. Please explain in your footnote disclosures how this share adjustment was determined.

Answer to Comment 2: The Company acknowledges the Staff’s comment, and the pro forma footnotes have been revised on page 13 of the revised disclosure statement in response to the Staff’s comment.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (720)-528-7765 E: kbart@kennethbartesq.com

www.kennethbartesq.com

January 18, 2017

Comment 3: We note your response to comment 5 and note that your pro forma statement of operations for the nine months ended September 30, 2016 continues to include adjustments to eliminate transaction related costs of $388,355 and $1,023,756. However, you have revised the amount of transaction costs attributable to your Xing acquisition in the third bullet point on page 29 to $1,412,111. This amount is now different from the amount of transaction costs of $1,714,463 disclosed in Note 3 to the interim financial statements. Please reconcile and revise these disclosures for consistency. Also, please revise your pro forma adjustment as necessary to eliminate all transaction costs related to the Xing Group acquisition from your pro forma results of operations for the nine months ended September 30, 2016.

Answer to Comment 3: The Company acknowledges the Staff’s comment, and the pro forma financial statements for the nine months ended September 30, 2016 have been revised on page 11 of the amended registration statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 30

Comment 4: Your response to comment 11 indicates that you have removed the back-lining between the tables reflecting your results of operations for the three months ended September 30, 2016 and 2015. However, we continue to note the black-lining between these periods included on pages 30 and 31 of the registration statement. Please revise to eliminate the black-lining between these periods since no change in basis or reporting entity occurred between these periods.

Answer to Comment 4: The Company acknowledges the Staff’s comment, and the black-lining has been removed from the tables on pages 30 and 31 in the amended registration statement in response to the Staff’s comment.

For the year ended December 31, 2015 and the year ended December 31, 2014

Cost of goods sold, page 32

Comment 5: Please revise your discussion of cost of goods sold for the year ended December 31, 2015 to include the results of operations for the nine months ended December 31, 2015 (Successor) plus the three months ended March 31, 2015 (Predecessor) as compared to the year ended December 31, 2014 (Predecessor).

Answer to Comment 5: The Company acknowledges the Staff’s comment, and the discussion of cost of goods sold has been revised in the amended registration statement on page 32 in response to the Staff’s comment.

Cash Flows

Investing Activities, page 36

Comment 6: Please revise the discussion of net cash used in investing activities in the amount of $424,327 to indicate this amount is for six months ended September 30, 2015 (Successor) rather than for the six months ended September 30, 2016 (Successor).

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (720)-528-7765 E: kbart@kennethbartesq.com

www.kennethbartesq.com

January 18, 2017

Answer to Comment 6: The Company acknowledges the Staff’s comment, and the Company has revised the disclosure related to investing activities on page 36 of the amended registration statement in response to the Staff’s comment.

Financing Activities, page 36

Comment 7: Please revise the discussion of net cash provided by financing activities in the amount of $408,621 to indicate this amount is for the six months ended September 30, 2015 (Successor) rather than the three months ended September 30, 2015 (Successor).

Answer to Comment 7: The Company acknowledges the Staff’s comment, and the Company has revised the disclosure related to financing activities on page 36 of the amended registration statement in response to the Staff’s comment.

Comment 8: The amount of net cash provided by financing activities in the amount of $284,054 for the nine months ended December 31, 2015 does not agree to the amount in your statement of cash flows for this period of $248,054. Please revise the amount to be consistent with the amount disclosed on page F-18.

Answer to Comment 8: The Company acknowledges the Staff’s comment, and the Company has revised the disclosure related to financing activities on page 36 of the amended registration statement in response to the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 48

Comment 9: We note your response to comment 19. As previously requested, please describe the terms under which Brent Willis received the shares described in footnote (7) to the table, including all information required by Item 404 of Regulation S-K. The shares issued to Mr. Willis as a sign-on incentive bonus, as described on page 47, do not appear to reconcile with those listed in the table on this page. Please reconcile or advise.

Answer to Comment 9: The Company acknowledges the Staff’s comment, and has revised the disclosure on page 48 to describe the terms under which Brent Willis received the shares in response to the Staff’s comment.

Respectfully submitted,

/s/ Ken Bart
Ken Bart
Bart and Associates, LLC

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511 Facsimile: (720)-528-7765 E: kbart@kennethbartesq.com

www.kennethbartesq.com